UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

SRKP 4, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

SRKP 4, INC.
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067
(310) 203-2902

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Anthony C. Pintsopoulos

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) (See item 3).......OO...............................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization ..... U.S.A.............................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ...............................0.....................................................................

	8.	Shared Voting Power .........………….......................................................................................

	9.	Sole Dispositive Power........................... 0.....................................................................

	10.	Shared Dispositive Power ............................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 0..........................................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) .............0%.............................

14.
Type of Reporting Person (See Instructions)
.......IN...........................................................................................................................................
...............................................................................................................................................................

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of SRKP 4, Inc., whose principal executive offices are located at 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Anthony C. Pintsopoulos (the “Reporting Person”).

(b) The business address of the Reporting Person is 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Chief Financial Officer, WestPark Capital, Inc., 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067.

(d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

(e) The Reporting Person has not been a party to any civil proceedings during the last five years.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person sold 243,000 shares of Common Stock to the Issuer for a purchase price equal to an aggregate of $15,075.

Item 4. Purpose of Transaction.

(a) None.

(b) The Reporting Person sold the 243,000 shares of Common Stock to the Issuer pursuant to that certain Redemption Agreement dated February 27, 2006 and in connection with the Company’s acquisition of Cougar Biotechnology, Inc.

(c) through (j) None.

Item 5. Interest in Securities of the Issuer.

None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2006

ANTHONY C. PINTSOPOULOS

/s/ Anthony C. Pintsopoulos